CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       1401 Eye Street, N.W.
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720



                               September 26, 2005

Mr. Stephen G. Krikorian
Branch Chief - Accounting
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

                  Re:     LanOptics Ltd.
                          Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 0-20860
                          ----------------

Dear Mr. Krikorian:

     On behalf of our client, LanOptics Ltd. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter to Mr. Meir D.Burstin, Chairman of the Board of the Company, dated September 6, 2005, with respect to the Company's Form 20-F for the fiscal year ended December 31, 2004. We have repeated your numbered comments below and have provided a response to each comment.

Form 20-F for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------
Controls and Procedures, Page 71
--------------------------------

1. We note your statements in the third paragraph regarding the inherent limitations of internal control systems. You should state clearly, if true, that yours disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

     The Company believes that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective and will revise the disclosure in its future annual reports in response to this comment. The Company seeks permission to provide this updated disclosure in its annual report for the fiscal year ending December 31, 2005.

Mr. Stephen G.  Krikorian


Notes to the Consolidated Financial Statements
----------------------------------------------
Note 2 : Significant Accounting Policies
----------------------------------------
Note 2j - Redeemable Preferred shares in a subsidiary and Preferred shares in a
-------------------------------------------------------------------------------
subsidiary, page F-12
---------------------

2.   With regard to the redeemable preferred shares in EZchip,

     a. Tell us how you are accounting for the accretion to the redemption value, including the amounts recorded in each period presented.

     The Staff is advised that the Company accounted for the accretion to the redemption value (the accrued and the unpaid annual 6% coupon interest) in accordance with ASR 268 as an annual addition to the original issuance price of EZchip's Series C Redeemable Preferred Shares (the "Series C Shares"). The Company credited the Series C Shares in a "Redeemable Preferred Shares and Warrant issued By Subsidiary" account (as presented in the financial statements) and debited financial expenses. The amounts recorded are presented in a summary table included in the response to comment 2b below.

     b.   Provide a  roll-forward  of the related  balances and a description of
          how  the  amounts  recorded  were  computed,   including  the  initial
          valuation of the shares in March of 2003.

     The Staff is advised that during March 2003, EZchip issued 16,542,267 Series C Shares at a price per share of $0.8161 receiving total consideration of $13.5 million (the "C1 Round"). Of such amount, the Company invested $2.3 million in consideration of receiving 2,818,312 Series C Shares. During March 2004, EZchip issued an additional 9,802,825 Series C Shares at the same price per share receiving total consideration of $8 million (the "C2 Round"). Of such amount, the Company invested $5.3 million in consideration of receiving 6,564,274 Series C Shares.

     The holders of the Series C Shares may request redemption of such shares after four years. The Series C Shares will be redeemed at the higher of the original investment amount plus annual 6% accrued interest or the fair value of the shares. As discussed in the response to comment 2a above, the Series C Shares were recorded at their issuance price (less issuance expenses), while the accrued and the unpaid annual 6% coupon interest has been accumulated periodically, as follows:

Mr. Stephen G.  Krikorian


---------------- --------------------------  ----------------------------------
    Period       Description                       Investment by Minority
                                                  (third parties), net of
                                                      issuance expenses
---------------- --------------------------  ----------------- ----------------
                                                 C1 Round         C2 Round
---------------- --------------------------  ----------------------------------
                                                        U.S Dollars
---------------- --------------------------  ----------------------------------
 March 2003       Minority Interests in C1    $10,927,000(1)          -
                 Round (net of issuance
                 expenses)
---------------- --------------------------  ---------------- -----------------
April -          Accretion of Interest                               -
December 2003                                  504,000(2)
---------------- --------------------------  ---------------- -----------------
Redeemable                                     11,431,000(*)         -
Shares in
Subsidiary as
of December
31, 2003
---------------- --------------------------  ---------------- -----------------
March 2004       Minority Interests in C2           -          $2,562,953(3)
                 Round (net of issuance
                 expenses)
---------------- --------------------------  ---------------- -----------------
March -          Accretion of Interest          672,000(4)         132,150(5)
December 2004
---------------- --------------------------  ---------------- ------------------
Redeemable                                             14,798,103(*)
Shares in
Subsidiary as
of December
31, 2004
---------------- --------------------------  ----------------------------------

--------------

* In the financial statements as of December 31, 2003 and 2004, the "Redeemable Preferred Shares and Warrant issued By Subsidiary" account included additional amounts of $176 thousand and $147 thousand, respectively, which represents the warrants issued by EZchip (See note 11 to the financial statements).

(1)  $0.81609 * 13,723,955  shares - $273,000  issuance  expenses =  $10,927,000 investment
(2)  $0.81609 * 13,723,955 shares * 0.06 * 3/4 = $504,000 accretion of interest
(3)  $0.81609  *  3,238,551  shares  -  $80,000  issuance  expenses=  $2,562,953 investment
(4)  $0.81609 * 13,723,955 shares * 0.06 = $672,000 accretion of interest
(5)  $0.81609 * 3,238,551shares * 0.06 * 10/12= $132,150 accretion of interest

Mr. Stephen G.  Krikorian

     c. Tell us the fair value of the shares as of December 31, 2004 and how this value was determined.

     The Staff is hereby advised that the Company believes that the fair value of the Series C Shares as of December 31, 2004 approximates the fair value of such Series C Shares as reflected in the three closings of the Series C financing rounds in March 2003, March 2004 and July 2005. The price per share was kept constant during the three periods.

     d. Provide us any additional information necessary surrounding your subsidiary to support your accounting for its preferred shares and refer to the relevant literature that supports your accounting. Address in your response the option you gave to the Major Shareholders to exchange their shares in EZchip for Ordinary shares of LanOptics.

     The Staff is hereby advised that since the Series C Shares are only redeemable at the election of the holders of a majority of the Series C Shares and that they may be converted into EZchip's ordinary shares at any time, the Series C Shares are not mandatory redeemable shares according to SFAS 150 and are not considered as a liability under SFAF 150.

     According to ASR 268 all equity securities that are redeemable at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer and that are not otherwise required to be classified as liabilities by SFAS 150 should be classified outside permanent equity, and should be normally presented between liabilities and shareholder's equity as a "mezzanine account" (regardless of the likelihood that those circumstances will arise). Therefore, the Company accounted for the net amount that was invested in EZchip's Series C Shares by third parties as redeemable preferred shares in a subsidiary as a mezzanine account according to ASR 268.

     The initial carrying amount of redeemable preferred shares is their fair value at the date of issue (which is the amount invested) and such amount is adjusted to equal the redemption amount at the end of each reporting date.

     Please also see Topic 5-h question 3, which evaluated whether a gain may be recognized for issuance of subsidiary stock, according to which a gain should not be recognized before exercise or conversion into common stock of preferred shares issued by a subsidiary.

     As for the option that was given to the major shareholders to exchange their shares in EZchip for ordinary shares of Lanoptics, please refer to the response to comment 3, below.

Note 3 - Investment in EZchip, page F-21
----------------------------------------

3. Tell us more about the Swap Options you granted to the Major Shareholders in May 2003, which allows them to exchange their shares in EZchip for Ordinary shares of LanOptics. Include in your response the business reasons for granting the Swap Options and the underlying formula that will determine the exchange ratio. Explain your accounting for the Swap Option at issuance (May 2003) and

Mr. Stephen G.  Krikorian

     the subsequent interim periods, including upon exercise. Refer to the authoritative literature that supports your accounting, including your consideration of EITF 00-19. Tell us whether the exchange transaction completed in June 2005 was completed under the provisions of the Swap Option and if so, discuss the exchange ratio and the respective accounting.

     The Staff is advised that as part of the Series C Shares funding that occurred in March 2003, LanOptics executed an agreement (the "Exchange Right Agreement") with four major EZchip shareholders (the "Major Shareholders") who hold 41.4% of EZchip's shares (on an "as converted basis"). The Company offered these EZchip shareholders the option to exchange their EZchip preferred shares for ordinary shares of LanOptics ("the Swap Option" or "Exchange Right"). The business reasons for granting the Swap Option were:

     o Attain Absolute Control. LanOptics' business currently consists exclusively of the business of EZchip, an Israeli company that is engaged in the development of high performance network processors. Because of this, the value of LanOptics derives from the value of EZchip. Over the last few years, LanOptics has taken various steps to maintain its control over EZchip and has publicly indicated its desire to increase its ownership interest in EZchip to 100%. Increasing the ownership percentage of EZchip held by the Company should increase the value of LanOptics, and may result in greater consideration to LanOptics' shareholders over the long-term in a future transaction involving a merger or acquisition of EZchip.

     o Unifying the Companies. The Company believes that it is desirable to rationalize the structure of LanOptics and EZchip by unifying the shareholdings in the two companies. A unification of the shareholdings would allow various efficiencies in the operation of the businesses.

     o No Economic Change for the Shareholders. Despite the resulting dilution in each LanOptics shareholder's percentage ownership, the economic interest of each LanOptics shareholder should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in LanOptics' shareholders' percentage ownership by the increased percentage that LanOptics holds in EZchip.

     As a first step toward unifying LanOptics and EZchip, in August 2002, LanOptics increased its ownership interest in EZchip from 57% to 66% in an exchange transaction with four entities affiliated with Apax Partners. As mentioned above, in early March 2003, EZchip and several investors, including the Company and other existing investors, entered into definitive agreements for a new financing round involving the issuance of EZchip Series C Shares for total proceeds to EZchip of up to $21.5 million. The Company indicated to the investors in this financing round that it would ultimately be interested in acquiring their shares in EZchip on a basis similar to that in the Apax Partners transaction. The Major Shareholders and the Company reached an agreement in principle concerning exchange rights that would follow the Apax Partners model.

Mr. Stephen G.  Krikorian


     In the proxy material for an extraordinary meeting of shareholders that was held on April 15, 2003, the Company's shareholders were notified of the proposed exchange and that the exchange ratio would be calculated assuming the exchange of all the shares of EZchip (on a fully-diluted basis) into shares of the Company (on a fully-diluted basis) and that the exchange ratio would be identical for all classes and series of EZchip shares. Such exchange ratio would of course be subject to adjustment in the event of changes in the capital structure of either LanOptics or EZchip such as stock splits, reverse splits, stock dividends and the like.

     On April 15, 2003, the shareholders of Lanoptics approved a resolution at the extraordinary (special) meeting of shareholders empowering the Board of Directors of Lanoptics to issue Lanoptics ordinary shares in exchange for shares of EZchip, or upon the exercise of options or warrants that might be issued in exchange for options or warrants to acquire shares of EZchip based on the aforementioned exchange ratio.

     The agreement was signed in May 2003. There was no difference between the various series of preferred shares in respect of the exchange ratio. The exchange ratio ("ER") is as follows:

         ER = n / (E*B)

         Where:
         ------

              n =     N     -   N
                    -----
                     1- X

              X =     B
                    ----
                     A+B
         And:
         ----

         A - LanOptics percentage holdings in EZchip on fully diluted and as converted basis as of the Closing (the date upon which certain requirements have been met following the delivery of the exchange notice by the Major Shareholders).

         B - The percentage holding in EZchip (prior to the effect of the Exchange Right Agreement) of the participating Major Shareholders on a fully diluted and as converted basis as of the Closing.

         X - The percentage holding in LanOptics (following the effect of the Exchange Right Agreement) of the participating Major Shareholders on a fully diluted basis as of the Closing.

         N- The aggregate number of shares of LanOptics on a fully diluted basis prior to the effect of the Exchange Right Agreement.

         n- LanOptics newly issued shares to satisfy the Exchange Right of the participating Major Shareholders.

Mr. Stephen G.  Krikorian

         E - The aggregate number of shares of EZchip on a fully diluted and as converted basis prior to the effect of the Exchange Right Agreement.

        However, if the calculation of the ER as of the closing of the swap transaction (the "Closing") pursuant to the ER formula set forth above shall be different from the Current ER (as determined at the Closing), then:

          1. If such difference derived from changes in the capital structure of either LanOptics or EZchip, such as stock split, reverse split, stock dividends etc., the ER shall be calculated pursuant to the ER formula; or

          2. If such difference derived from any other changes relating to the capitalization of either LanOptics or EZchip, including any new share issuance, the parties shall negotiate in good faith regarding the treatment of such difference in light of the principles underlying this calculation. If the parties are not able to agree on such treatment within two business days prior to the date of the Closing, then the ER shall be calculated in accordance with the ER formula.

     The Exchange Right Option is exercisable by the Major Shareholders until the earlier of the (1) initial public offering of EZchip's securities, or (2) the sale of all or substantially all of EZchip's assets or securities.

     At the issuance date, May 2003, the Company determined that the Exchange Right had a fair value of zero because, as noted above, the Company's business currently consists exclusively of the business of EZchip. Despite the resulting dilution in each LanOptics shareholder's percentage ownership, the economic interest of each LanOptics shareholder should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in LanOptics' shareholders' percentage ownership by the increased percentage that LanOptics holds in EZchip.

     In addition, the Company determined that the Exchange Right should not be recorded as an asset or a liability which is marked to market at each reporting period. The Company evaluated SFAS 150, SFAS 133 and several EITF issues, as discussed below.

     SFAS 150 Analysis

     Under SFAS 150, a key factor in the accounting analysis is whether or not the instrument is freestanding (and thus subject to SFAS 150). The Company concluded that the Exchange Right should be considered in combination with EZchip's shares (and not considered as a freestanding instrument) resulting in a putable or exchangeable share which is not a financial instrument that should be accounted for under SFAS 150.

     The definition of a freestanding financial instrument is as follows: "a financial instrument that is entered into separate and apart from any of the entity's other financial instrument or equity transaction, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable". If the exercise of one instrument must result in termination of the other, then the instrument normally would not be considered freestanding under SFAS 150.

Mr. Stephen G.  Krikorian

     Since the Exchange Right is a contract between the Company and its privately held subsidiary's minority shareholders, that is a written option to put EZchip's preferred shares (a written option to put the subsidiary preferred shares and a written option to call the parent ordinary shares), the Exchange Right is not a freestanding instrument under the initial analysis of SFAS 150, rather it is considered embedded in the equity instrument, which is EZchip's shares. The Company notes that putable shares are not within the scope of SFAS 150.

     However, the Company also examined the Exchange Right as if it were a separate instrument under SFAS 150 using the following analysis:

     Under SFAS 150 the following instruments shall be considered a liability:

     o    Mandatory Redeemable Financial Instrument

     o    Obligations to Repurchase the Issuer's  Equity Shares by  Transferring
          Assets

     o    Certain Obligations to Issue a Variable Number of Shares

     The Company has examined paragraphs 9, 11 and 12 of SFAS 150 regarding the classification of financial instruments, and determined that the Exchange Right in combination with EZchip's shares is not a financial instrument that should be accounted for under SFAS 150, as follows:

     Mandatory Redeemable Financial Instrument
     -----------------------------------------

     The Exchange Right granted to EZchip's Major Shareholders does not embody an unconditional obligation requiring the Company to redeem the instrument by transferring its assets at a specific or determinable date or upon an event. A transfer of the Company's shares will be subject to the Major Shareholders' election. Therefore, the Exchange Right is not a Mandatory Redeemable Financial Instrument.

     Obligation to Repurchase the Issuer's Equity Shares by Transferring Assets
     --------------------------------------------------------------------------

     SFAS 150 requires a financial instrument, other than an outstanding share, that at inception (i) embodies an obligation to repurchase the issuer's equity share and (ii) requires or may require the issuer to settle the obligation by transferring assets, to be classified as liability. The Exchange Right does not require the Company to transfer assets rather, the Company is required to deliver its own shares.

     Certain Obligation to Issue a Variable Number of Shares
     -------------------------------------------------------

     SFAS 150 requires liability accounting for a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if at inception, the monetary value of the obligation is based on any one of the following:

Mr. Stephen G.  Krikorian

     a) A fixed monetary amount known at inception. In the Company's case, there is no fixed monetary amount to be exchanged, rather, the exchange of EZchip shares is in consideration of the Company's shares, and the value of the Company's shares fluctuates over time, therefore this criteria is not met.

     b) Variation in something other than the fair value of the issuer's equity shares (such as: indexed to the S&P 500). In the Company's case, this criteria is not met.

     c) Variation in the fair value of the issuer's equity shares, but the monetary value to the counterparty moves in the opposite direction to the value of the issuer's shares. The monetary value to the counterparty in the Company's case does not necessarily move in the opposite direction to the value of the Company's shares as it depends on the interaction between the value of the subsidiary's preferred shares and the parent's common shares therefore, this criteria is not met. Also, as noted above, the Company's business currently consists exclusively of the business of EZchip. Despite the resulting dilution in each of the Company's shareholders' percentage of ownership, the economic interest of each of the Company's shareholders should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in the Company's shareholders' percentage of ownership by the increased percentage that the Company holds in EZchip.

     Since the Exchange Right (whether in combination with EZchip's shares or considered separately) is not a financial instrument that should be accounted for under FASB 150, the Company analyzed whether this instrument is considered to be a derivative under SFAS 133.

     SFAS 133 Analysis

     SFAS 133 defines a derivative as a financial instrument or other contract with all of the following characteristics:

     The contract contains an underlying variable and a notional amount or a payment provision, or both. The Exchange Right has an underlying variable which is the Company's shares and has a notional amount, which is the amount of shares determined in the swap agreement. This criteria is met.

     The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. At the inception of the Exchange Right there was no initial net investment associated with the Exchange Right. Substantially all of the consideration in the investments rounds in EZchip was associated with the redeemable shares. This criteria is met.

     The contract requires or permits net settlement, can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. The Exchange Right provides for the exchange of the Company' shares, which are publicly traded and are readily convertible into

Mr. Stephen G.  Krikorian

cash, for shares of EZchip, which are not readily convertible into cash. This criteria is not met. Therefore, the Exchange Right is not a derivative under SFAS 133.

     Considering the Exchange Right as embedded in the underlying shares under the above combined analysis would require consideration of bifurcation of the option from the shares under SFAS 133. However, as the instrument would not be a derivative if freestanding, bifurcation would also not be required.

     Consideration of EITF Issues

     Additionally the Company evaluated the accounting for the Exchange Right under EITF 00-06 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of Consolidated Subsidiary" ("EITF 00-06"). EITF 00-06 discusses in paragraph 8(d) written options, that is, options sold by the parent that permit the option holder to buy or sell shares of the subsidiary, but the Task Force did not reach a consensus regarding such instruments. However, according to EITF 00-06, the SEC Observer noted the Staff's longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings. However, as the Company understood, the context of the EITF would appear to be based on the presumption that the contracts require cash settlement.

     The Company considered the SEC position, however since the Exchange Right is an option to put EZchip's shares and call Lanoptics' share (i.e. the Exchange Right does not permit a cash settlement, but an equity for equity settlement to call shares that are considered equity of the company and put shares of the subsidiary that are not publicly traded) and since call options to purchase the company's equity are not generally required to be recorded at their fair value as an asset or a liability (and marked to market at each reporting period) the Company concluded that the financial instrument should not be marked to market. In addition, and again as noted above, the Company's business currently consists exclusively of the business of EZchip. As a result, the value of the Company's shares derives from the value of EZchip. Despite the resulting dilution in each the Company's shareholders' percentage of ownership, the economic interest of each of the Company's shareholders should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in the Company's shareholders' percentage of ownership by the increased percentage that the Company holds in EZchip. Thus this exchange would be, until the nature of the Company business changes, essentially a fair-value-for-equal-fair-value exchange, and thus an option for such an exchange would itself have a fair value of zero.

     The Company considered whether the Swap Option requires settlement by delivery of registered shares, and therefore should be classified as an asset or a liability under EITF 00-19. The Company adopted the accounting position that this Swap Option should not be recorded at its fair value as a liability. The Company based its decision on certain accounting interpretations and on a legal opinion, which stated that although the Company has a commercial obligation to register the shares underlying the options, the Company is permitted, under the terms of a contract "to net-settle" the contract by delivery of unregistered shares.

Mr. Stephen G.  Krikorian


     Also in relation to EITF 00-19, the Company is obligated to file after the closing date, a Form F-3 registration statement with the Securities and Exchange Commission. Once filed, the Company is obligated to use its best efforts to cause such registration statement to be declared effective within 90 days from the closing date. In the event that the registration statement is not declared effective within 120 days from the closing date then the Company would be required to pay to the Major Shareholders as liquidated damages $86,513 per calendar week.

     Regarding the liquidated damages commitment in the event that the registration statement was not declared effective, the Company evaluated whether it should present it as liability according FAS 5. Since the Company believed that it is probable that the registration statement could be filed and declared effective in the allotted timeframe, the Company did not record any liability in relation to the liquidated damages (but would reevaluate that conclusion on a periodic basis). Additionally, the Company believed that it was probable that the registration statement could be filed and declared effective in the allotted timeframe. This belief was recently confirmed when the registration statement in relation to the swap transaction that occurred in June 2005, as described below, was declared effective within the prescribed timeframe.

     The Major Shareholders do not hold any ordinary shares of the Company and did not exercise their option under the Exchange Right Agreement.

     On February 23, 2005, the Company entered into an agreement (the "Ordinary Share Purchase Agreement") with certain minority shareholders of EZchip (the "Selling Shareholders"), who were not included in the group of the Major Shareholders. According to the Ordinary Share Purchase Agreement the Company agreed to issue to the Selling Shareholders 1,006,486 of its ordinary shares in exchange for the shares of EZchip previously held by them. The participating holders of the EZchip ordinary shares were offered the same exchange ratio as was granted to the Major Shareholders in the Swap Option.

     The exchange ratio of 3.588 was determined according to the formula indicated above, and it was the same for the holders of the ordinary shares and the holders of the various preferred shares. The actual exchange occurred on June 23, 2005, and it followed the guidelines of the Swap Option. As a result of this transaction, LanOptics increased its voting interest in EZchip from 53.4% to 58.7%.

     This transaction was accounted for according to the "purchase method" of accounting. The $7,967,343 purchase price for the EZchip shares was determined based on the average share prices of the Company's ordinary shares commencing two days before and ending two days after the transaction was announced. The carrying amount of the acquired EZchip shares was recorded on the Company's balance sheet and was eliminated upon acquisition of such shares. The excess of the purchase price over that amount was recorded as intangible assets (such as in process research and development, "Developed Technology" and "Goodwill").

Mr. Stephen G.  Krikorian


     In-process research and development was recorded as an expense in a separate line item "In process research and development write-off" in the Company's statement of operations during the fiscal quarter in which the acquisition was consummated. The amount allocated to "Developed Technology" was amortized using the straight-line method over its useful life, which is five years. Amortization of "Developed Technology" was recorded in "cost of revenues" in the Company's statements of operations. Goodwill will not be amortized, but will be tested for impairment annually.

Note 13c. - Shareholders' Equity, Stock Options of Subsidiary, page F-34

4. We note that your privately-held subsidiary, EZchip, grants options to its employees and others for the purchase of its ordinary shares. We further note your disclosure that the exercise price for these options is equal to the market price of the shares at the date of grant. Since EZchip is a privately-held subsidiary, tell us how you determined the exercise price is equal to the market price of the shares for the periods presented. Provide us any objective evidence and analysis to support your fair value determination, including issuances of preferred stock of the subsidiary, and conversion rates associated with the Swap Option. Similarly address the valuation of EZchip's options using the Black-Scholes model, and how you determined the fair value of the underlying EZchip stock.

     The Staff is advised that during the reported periods EZchip completed two financing rounds in March 2003 and in March 2004. As mentioned above, during those two financing rounds (as well as the third financing round of Series C Shares that occurred in July 2005) EZchip issued Series C Shares at a price per share of $0.816. The Series C Shares confer on their holders all of the rights conferred by the ordinary shares, which include mainly voting rights, and such additional rights as: liquidation preferences, dividend rights, anti-dilution rights and redemption rights (when and if applicable).

     On June 23, 2005, a swap transaction occurred in which certain minority shareholder of EZchip exchanged their shares in EZchip for shares of the Company. The exchange ratio of 3.588 was determined according to the formula indicated in the response to comment No. 3 above and it was alike for the holders of EZchip ordinary shares, Series A Preferred Shares, Series B Preferred Shares and the Series C Shares.

     During the reported period, the fair value of EZchip's ordinary shares, for the purpose of accounting for EZchip's stock options, was determined in relation to the price per share received by EZchip in the financing rounds, which involved the issuance of preferred shares. During recent years, as EZchip further established its business by winning a significant number of design wins for its network processors, realized sales to referenceable customers and developed new generations of its core technology, the Company concluded that the benefits associated with the additional rights of the preferred shares, noted above, did not confer significant value over the rights of the ordinary shares of EZChip and the fair value of the ordinary shares approximated the fair value of the preferred shares. Prior to March 2003, the fair value of the ordinary shares was determined using an independent valuation analysis.

Mr. Stephen G.  Krikorian

     The Company determined the fair value of the underlying EZchip's options using the Black-Scholes valuation model based on the price per share, as mentioned above, and the volatility, risk free interest rate, expected term and expected dividend yield, as disclosed in the notes to the financial statements.

     We have been authorized by the Company to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions, please do not hesitate to contact me.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:tco
Enclosures

cc:     Tamara Tangen, Securities and Exchange Commission
        Dror Israel, Chief Financial Officer, LanOptics Ltd.


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